Exhibit 99.1

Chi-Med Announces Positive Top-Line Results for FRESCO, its Phase III Pivotal Registration Trial of Fruquintinib in Patients with Locally Advanced or Metastatic Colorectal Cancer

– Trial met all primary and secondary endpoints –

– Safety as expected –

– Progressing to China NDA submission mid-2017 –

– Full data to be reported at an upcoming scientific meeting in mid-2017 –

London: Friday, March 3, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces top-line results from FRESCO, its Phase III pivotal registration trial of fruquintinib in 416 patients with locally advanced or metastatic colorectal cancer (“CRC”) in China, who failed at least two prior chemotherapies, including fluoropyrimidine,  oxaliplatin and irinotecan.  The trial met its primary endpoint of demonstrating a clinically meaningful and a statistically significant increase in overall survival (“OS”), in the intention-to-treat (ITT) population of patients treated with fruquintinib plus best supportive care (“BSC”) as compared to patients treated with placebo plus BSC.  Chi-Med is currently preparing to submit a new drug application (“NDA”) for fruquintinib to the China Food and Drug Administration.

In addition to OS, a statistically significant improvement in progression-free survival (“PFS”), a key secondary endpoint, was observed.   The adverse events demonstrated in FRESCO did not identify any new or unexpected safety issues.  Full detailed results are subject to ongoing analysis and are expected to be disclosed at an upcoming scientific meeting in mid-2017.

Simon To, Chairman of Chi-Med, said, “Well over a decade of effort and investment has now paid-off with these compelling Phase III top-line results.  They reinforce fruquintinib’s potential to address major unmet clinical needs for patients in both China and around the world.  They also open the way to our submitting a NDA on fruquintinib around the middle of this year.”

“The success of the FRESCO trial is an important milestone not just for CRC patients and Chi-Med, but also for Chinese innovation,” he added.  “We believe this is one of the first home-grown, China-discovered and developed, mainstream innovation in the field of oncology to succeed in a pivotal Phase III registration trial.  It shows that China has the resources, capability and perseverance to emerge as an innovator in the global oncology field.  With eight small molecule drug candidates in over 30 clinical studies worldwide, Chi-Med is at the forefront of this important evolution.”

“We are pleased to be working with the innovative biopharmaceutical company, Chi-Med, on the development of fruquintinib,” said Kerry L. Blanchard, Senior Vice President of China Medicines Development Unit and External Innovation of Eli Lilly and Company (“Lilly”) China Drug Development.  “This relationship highlights our commitment to help build a vibrant innovation ecosystem in China, and we look forward to our further collaboration to bring this novel medicine to patients.”

In addition to the FRESCO colorectal cancer trial, fruquintinib is being studied in China in a Phase III pivotal trial in non-small cell lung cancer (“NSCLC”), known as FALUCA; and a Phase II study using fruquintinib combined with Iressa®  (gefitinib) in the first-line setting for patients with advanced or metastatic NSCLC.  Other studies currently being planned, and soon to be initiated, include a Phase III study in gastric cancer in combination with paclitaxel in China, new studies in the U.S., and certain exploratory studies in combination with other oncology agents.

About VEGF and Fruquintinib

At an advanced stage, tumors secrete large amounts of vascular endothelial growth factors (“VEGF”), a protein ligand, to stimulate formation of excessive vasculature (angiogenesis) around the tumor to provide greater blood flow, oxygen, and nutrients to the tumor.  VEGF and VEGF receptors (“VEGFR”) play a pivotal role in tumor-related angiogenesis, and the inhibition of the VEGF/VEGFR pathway.  This represents an important therapeutic strategy in blocking the development of new blood vessels essential for tumors to grow and invade.

Fruquintinib (HMPL-013) is a highly selective small molecule drug candidate that has been shown to inhibit VEGFR 24 hours a day via an oral dose.  It is currently under the joint development in China by Chi-Med and its partner Lilly.  Two clinical studies are ongoing in lung cancer, including a late stage, pivotal Phase III registration study (FALUCA).  In addition, fruquintinib is also in clinical development for the treatment of gastric cancer.

About FRESCO and Colorectal Cancer

The FRESCO trial is a randomized, double-blind, placebo-controlled, multicenter, Phase III pivotal trial in patients with locally advanced or metastatic CRC who have failed at least two prior systemic antineoplastic therapies, including fluoropyrimidine,  oxaliplatin and irinotecan.  No drugs have been approved in third-line CRC in China, with BSC being the general standard of care.  Enrollment was completed in May 2016.  416 patients were randomized at a 2:1 ratio to receive either: 5mg of fruquintinib orally once per day, on a three-weeks-on / one-week-off cycle, plus BSC; or placebo plus BSC.  The primary endpoint is OS, with secondary endpoints including PFS, objective response rate (“ORR”), disease control rate (“DCR”) and duration of response (“DoR”).  Additional details of the FRESCO study may be found at clinicaltrials.gov, using identifier NCT02314819.  Full results from the FRESCO study are planned to be published at a scientific event in mid-2017.

CRC is the second most common cancer type in China, with about 380,000 new cases per year, according to CA Cancer Journal for Clinicians 2016.  There were approximately 1.5 million new CRC cases globally in 2015 which are expected to increase to approximately 1.7 million new cases per year by 2020, according to Frost & Sullivan.

About Fruquintinib in Lung and Gastric Cancer

Lung: The FALUCA trial is a randomized, double-blind, placebo-controlled, multi-center, Phase III registration study targeted at treating patients with advanced non-squamous NSCLC, who have failed two lines of systemic chemotherapy.  Enrollment began in December 2015.  Patients are randomized at a 2:1 ratio to receive either: 5mg of fruquintinib orally once per day, on a three-weeks-on / one-week-off cycle, plus BSC; or placebo plus BSC.  The primary endpoint is OS, with secondary endpoints including PFS, ORR, DCR and DoR.  Chi-Med plans to enroll approximately 520 patients in about 45 centers across China.  Additional details about this study can be found at clinicaltrials.gov, using identifier NCT02691299.  Topline results from the FALUCA study are expected to be released in early 2018.

In January 2017 Chi-Med initiated a multi-center, single-arm, open-label Phase II study of a combination therapy using fruquintinib and Iressa®  (gefitinib) in the first-line setting for patients with advanced or metastatic NSCLC.  The objectives are to evaluate the safety and tolerability as well as preliminary efficacy of the combination therapy in the first-line setting for advanced or metastatic non-squamous NSCLC patients with epidermal growth factor receptor (EGFR) activating mutations.  Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02976116.

Gastric: Chi-Med completed a Phase I/II dose finding study of fruquintinib in combination with paclitaxel, which established a combination regimen that was well tolerated.  Results of this study were published at the 2017 Gastrointestinal Cancers Symposium sponsored by the American Society of Clinical Oncology in January 2017.  Additional details about this study can be found at clinicaltrials.gov, using identifier NCT02415023.  A pivotal Phase III registration study is expected to start during the first half of 2017.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of fruquintinib, plans to initiate clinical studies for fruquintinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate fruquintinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions, to gain commercial acceptance after obtaining regulatory approval, the potential market of fruquintinib for a targeted indication and the sufficiency of funding.  In addition, as certain studies rely on the use of Iressa®  (gefitinib) as a combination therapeutic with fruquintinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of Iressa®  (gefitinib).  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014.

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